Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-267431
June 26, 2023

$1,500,000,000

$750,000,000 4.875% Notes due 2028 (the “2028 Notes”)

$750,000,000 5.125% Notes due 2034 (the “2034 Notes”)

FINAL TERM SHEET

June 26, 2023

Issuer:	Prologis, L.P.

Expected Ratings:*	A3 Stable (Moody’s) / A Stable (S&P)

Trade Date:	June 26, 2023

Settlement Date:	June 28, 2023 (T+2)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC TD Securities (USA) LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Senior Co-Managers:

BBVA Securities Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Samuel A. Ramirez & Company, Inc.

Standard Chartered Bank

	2028 Notes	2034 Notes

Principal Amount:	$750,000,000	$750,000,000

Maturity Date:	June 15, 2028	January 15, 2034

Coupon:	4.875% per annum, payable semi-annually	5.125% per annum, payable semi-annually

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2023	January 15 and July 15, commencing January 15, 2024 (long first coupon)

Underwriting Discount:	0.350%	0.450%

Net Proceeds, Before Expenses, to Issuer:	$742,792,500	$743,940,000

Benchmark Treasury:	3.625% due May 31, 2028	3.375% due May 15, 2033

Benchmark Treasury Price / Yield:	98-15+ / 3.966%	97-05+ / 3.719%

Spread to Benchmark Treasury:	+105 basis points	+145 basis points

Reoffer Yield:	5.016%	5.169%

Price to Public:	99.389% of the principal amount, plus accrued interest from June 28, 2023, if any	99.642% of the principal amount, plus accrued interest from June 28, 2023, if any

Optional Redemption:	Prior to May 15, 2028 (one month prior to their maturity), based on the Treasury Rate plus 20 basis points, or on or after May 15, 2028, at par.	Prior to October 15, 2033, (three months prior to their maturity), based on the Treasury Rate plus 25 basis points, or on or after October 15, 2033, at par.

CUSIP/ISIN:	74340XCG4 / US74340XCG43	74340XCH2 / US74340XCH26

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

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